HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2020 and 2019

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the condensed interim unaudited consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the three and six months ended June 30, 2020, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2019. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three and six months ended June 30, 2020, based on information available to management as of August 10, 2020.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2020	2019	Change	2020	2019	Change
Revenues	1,670	1,413	18.2%	3,520	3,172	11.0%
Purchased power	808	653	23.7%	1,815	1,460	24.3%
Revenues, net of purchased power[1]	862	760	13.4%	1,705	1,712	(0.4%)
Operation, maintenance and administration (OM&A) costs	270	267	1.1%	535	683	(21.7%)
Depreciation, amortization and asset removal costs	213	221	(3.6%)	425	433	(1.8%)
Financing charges	119	117	1.7%	238	280	(15.0%)
Income tax recovery	(849)	(6)	14,050%	(834)	(22)	3,691%
Net income to common shareholders of Hydro One	1,103	155	611.6%	1,328	326	307.4%
Adjusted net income to common shareholders of Hydro One[1]	236	155	52.3%	461	466	(1.1%)

Basic earnings per common share (EPS)	$1.84	$0.26	607.7%	$2.22	$0.55	303.6%
Diluted EPS	$1.84	$0.26	607.7%	$2.21	$0.54	309.3%
Basic adjusted non-GAAP EPS (Adjusted EPS)[1]	$0.39	$0.26	50.0%	$0.77	$0.78	(1.3%)
Diluted Adjusted EPS[1]	$0.39	$0.26	50.0%	$0.77	$0.78	(1.3%)

Net cash from operating activities	375	297	26.3%	923	415	122.4%
Funds from operations (FFO)[1]	400	331	20.8%	879	555	58.4%

Capital investments	429	370	15.9%	801	681	17.6%
Assets placed in-service	165	276	(40.2%)	390	421	(7.4%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,097	18,226	4.8%	19,172	19,494	(1.7%)
Distribution: Electricity distributed to Hydro One customers (GWh)	6,213	6,073	2.3%	13,697	13,811	(0.8%)

As at	June 30, 2020	December 31, 2019
Debt to capitalization ratio[2]	54.1%	56.3%
1 See section “Non-GAAP Measures” for description and reconciliation of adjusted net income, basic and diluted Adjusted EPS, FFO and revenues, net of purchased power.
2 Debt to capitalization ratio is a non-GAAP measure and has been calculated as total debt (including total long-term debt, convertible debentures and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, including preferred shares but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.
OVERVIEW
The Company's transmission business consists of the transmission system operated by subsidiaries of Hydro One Inc. (a wholly-owned subsidiary of the Company), Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities). The other segment consists principally of Hydro One's telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, as well as certain corporate activities, and is not rate-regulated.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

For the six months ended June 30, 2020 and 2019, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power, as follows:

Six months ended June 30	2020	2019
Transmission	50%	47%
Distribution	49%	52%
Other	1%	1%
As at June 30, 2020 and December 31, 2019, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	June 30, 2020	December 31, 2019
Transmission	55%	56%
Distribution	35%	37%
Other	10%	7%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders for the quarter ended June 30, 2020 of $1,103 million is an increase of $948 million or 611.6% from the prior year. Significant influences on net income included:
• higher revenues, net of purchased power, primarily resulting from:
•higher transmission revenues primarily due to higher peak demand driven by favourable weather;
•recognition of the 2020 transmission decision received in the second quarter, including approved rates retroactive to January 1, 2020, the recovery of certain other post-employment benefit (OPEB) cost components through OM&A that were previously capitalized and recovered through rate base, and the recognition of Conservation and Demand Management (CDM) revenues;
•higher revenues resulting from higher 2020 distribution rates; and
•revenue related to NRLP assets placed in-service in the third quarter of 2019.
•slightly higher OM&A costs, which include COVID-19 related costs as noted below, primarily resulting from:
•additional OPEB costs that are recognized in OM&A following the 2020-2022 Ontario Energy Board (OEB) transmission decision and recovered in rates, therefore net income neutral; partially offset by
•lower corporate support costs.
•higher income tax recovery primarily attributable to the following:
•income tax recovery following the July 2020 decision of the Ontario Divisional Court (ODC Decision); and
•higher net tax deductions primarily related to tax depreciation (CCA) in excess of depreciation; partially offset by
•higher income before taxes.
Net income attributable to common shareholders for six months ended June 30, 2020 of $1,328 million is an increase of $1,002 million or 307.4% from the prior year. Year-to-date results were impacted by similar factors to those noted above, as well as the following:
•net costs related to the proposed acquisition of Avista Corporation (Merger) incurred in the first quarter of 2019, including payment of the termination fee, and financing-related charges, which were partially offset by the associated income tax recovery; and
•the write-off of the Lake Superior Link project in 2019; partially offset by
•the 2018 catch-up income recognized in the first quarter of 2019 following the OEB decision.
Also included in the Company's results for the second quarter and six months ended June 30, 2020 are costs associated with the temporary stand-down of the Company's work force and the purchase of additional facility related and cleaning supplies as a result of the COVID-19 pandemic. These costs have largely been offset in the second quarter by the timing of work program expenditures which were deferred in April and May in response to the COVID-19 pandemic. For additional disclosure related to the impact of COVID-19 on the Company's operations for the second quarter and six months ended June 30, 2020, please see section "Other Developments - COVID-19".
EPS and Adjusted EPS
EPS was $1.84 and $2.22 for the three and six months ended June 30, 2020, respectively, compared to EPS of $0.26 and $0.55 in the comparable periods last year. The increase in EPS was driven by higher earnings for the three and six months ended June 30, 2020, as discussed above. Adjusted EPS, which adjusts for impacts of the income tax recovery related to the ODC Decision, as well as income and costs related to the Merger, was $0.39 and $0.77 for the three and six months ended June 30, 2020, respectively, compared to $0.26 and $0.78 in the comparable periods last year. The change in adjusted EPS was driven by

2

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

changes in net income for the three and six months ended June 30, 2020, as discussed above, but excluding the impacts of the ODC Decision and items related to the Merger. See section "Non-GAAP Measures" for description and reconciliation of Adjusted EPS.
Revenues

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2020	2019	Change	2020	2019	Change
Transmission	459	374	22.7%	859	802	7.1%
Distribution	1,201	1,029	16.7%	2,640	2,350	12.3%
Other	10	10	—%	21	20	5.0%
Total revenues	1,670	1,413	18.2%	3,520	3,172	11.0%

Transmission	459	374	22.7%	859	802	7.1%
Distribution, net of purchased power[1]	393	376	4.5%	825	890	(7.3%)
Other	10	10	—%	21	20	5.0%
Total revenues, net of purchased power[1]	862	760	13.4%	1,705	1,712	(0.4%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,097	18,226	4.8%	19,172	19,494	(1.7%)
Distribution: Electricity distributed to Hydro One customers (GWh)	6,213	6,073	2.3%	13,697	13,811	(0.8%)
1 See section “Non-GAAP Measures” for description and reconciliation of distribution revenues, net of purchased power, and revenues, net of purchased power.
Transmission Revenues
Transmission revenues increased by 22.7% during the quarter ended June 30, 2020, primarily due to:
•higher transmission revenues primarily due to higher peak demand driven by favourable weather;
•recognition of the 2020 transmission decision received in the second quarter, including approved rates retroactive to January 1, 2020, the recovery of certain OPEB cost components through OM&A that were previously capitalized and recovered through rate base, and the recognition of CDM revenues; and
•revenue related to NRLP assets placed in-service in the third quarter of 2019.
The 7.1% increase in transmission revenues during the six months ended June 30, 2020, was the result of similar factors as noted above.
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, increased by 4.5% during the quarter ended June 30, 2020 primarily due to higher revenues resulting from higher 2020 distribution rates.
The 7.3% decrease in distribution revenues, net of purchased power, during the six months ended June 30, 2020 was primarily due to the 2018 catch-up revenues recognized in the first quarter of 2019 following the OEB decision, partially offset by similar factors to those noted above.
OM&A Costs

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2020	2019	Change	2020	2019	Change
Transmission	114	101	12.9%	216	200	8.0%
Distribution	141	154	(8.4%)	289	300	(3.7%)
Other	15	12	25.0%	30	183	(83.6%)
	270	267	1.1%	535	683	(21.7%)
Transmission OM&A Costs
The 12.9% increase in transmission OM&A costs for the quarter ended June 30, 2020 was primarily due to:
•costs related to COVID-19, primarily consisting of labour-related costs and direct expenses, including purchases of additional facility-related and cleaning supplies; and
•additional OPEB costs that are recognized in OM&A following the 2020 OEB transmission decision and recovered in rates, therefore net income neutral; partially offset by
•lower spending on station maintenance work.
The 8.0% increase in transmission OM&A costs for the six months ended June 30, 2020 was primarily due to similar factors as noted above.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

Distribution OM&A Costs
The 8.4% decrease in distribution OM&A costs for the quarter ended June 30, 2020 was primarily due to:
•lower work program expenditures as the Company prioritized essential and high priority work and temporarily deferred other work; and
•lower corporate support costs; partially offset by
•costs related to COVID-19, primarily consisting of labour-related costs and direct expenses, including purchases of additional facility-related and cleaning supplies.
The 3.7% decrease in distribution OM&A costs for the six months ended June 30, 2020 was primarily due to similar factors as noted above.
Other OM&A Costs
The decrease in other OM&A costs for the six months ended June 30, 2020 was primarily due to the payment of the Merger termination fee and the Lake Superior Link project write-off in the prior year.
Financing Charges
The increase of $2 million, or 1.7%, in financing charges for the quarter ended June 30, 2020 was primarily due to higher interest expense on long-term debt as a result of increased debt levels largely driven by the debt issuances completed in the first quarter of 2020.
The $42 million, or 15.0%, decrease in financing charges for the six months ended June 30, 2020 was primarily due to:
•financing costs related to the Merger incurred in the first quarter of 2019; partially offset by
•higher interest expense on long-term debt as a result of increased debt levels largely driven by the debt issuances completed in the second quarter of 2019 and first quarter of 2020.
Income Tax Expense
Income tax recovery was $849 million and $834 million for the three and six months ended June 30, 2020, respectively, compared to $6 million and $22 million in the comparable periods last year.
As prescribed by the regulators, the Company recovers income taxes and is required to accrue its tax expense based on the tax liability determined without accounting for temporary differences recoverable from or refundable to customers in the future.
The increase in income tax recovery for the three months ended June 30, 2020 was primarily attributable to:
•income tax recovery following the July 2020 ODC Decision; and
•higher net tax deductions primarily related to CCA in excess of depreciation; partially offset by
•higher income before taxes.
The increase in income tax recovery for the six months ended June 30, 2020 was primarily attributable to similar factors to those noted above, partially offset by:
•income tax recovery on costs related to the Merger incurred in the first quarter of 2019; and
•lower incremental tax deductions from deferred tax asset sharing in the current year mainly due to the 2018 catch-up adjustment made in the first quarter of 2019.
The Company realized an effective tax rate for the three and six months ended June 30, 2020 of approximately (326.5%) and (164.5%), respectively, compared to approximately (3.9)% and (7.0)% realized in the same periods last year.
Common Share Dividends
In 2020, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 11, 2020	March 11, 2020	March 31, 2020	$0.2415	144
May 7, 2020	June 10, 2020	June 30, 2020	$0.2536	152
				296
Following the conclusion of the second quarter of 2020, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
August 10, 2020	September 9, 2020	September 30, 2020	$0.2536	151

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS)	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018
Revenues	1,670	1,850	1,715	1,593	1,413	1,759	1,491	1,606
Purchased power	808	1,007	914	737	653	807	741	733
Revenues, net of purchased power[1]	862	843	801	856	760	952	750	873
Net income (loss) to common shareholders	1,103	225	211	241	155	171	(705)	194
Adjusted net income to common shareholders[1]	236	225	211	241	155	311	176	227

Basic EPS	$1.84	$0.38	$0.35	$0.40	$0.26	$0.29	($1.18)	$0.33
Diluted EPS	$1.84	$0.38	$0.35	$0.40	$0.26	$0.29	($1.18)	$0.32
Basic Adjusted EPS[1]	$0.39	$0.38	$0.35	$0.40	$0.26	$0.52	$0.30	$0.38
Diluted Adjusted EPS[1]	$0.39	$0.38	$0.35	$0.40	$0.26	$0.52	$0.29	$0.38
1 See section “Non-GAAP Measures” for description of revenues, net of purchased power, adjusted net income and Adjusted EPS.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2020	2019	Change	2020	2019	Change
Transmission	58	161	(64.0%)	187	215	(13.0%)
Distribution	107	114	(6.1%)	202	202	—%
Other	—	1	(100.0%)	1	4	(75.0%)
Total assets placed in-service	165	276	(40.2%)	390	421	(7.4%)
Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $103 million or 64.0% in the second quarter of 2020 compared to the second quarter of 2019 primarily due to:
•higher volume of assets placed in-service during the second quarter of 2019 (station sustainment investments at Enfield transmission station, Hanmer transmission station, Palmerston transmission station, and National Research Council transmission station);
•lower volume of overhead lines and component replacements in 2020; and
•substantial completion of the development project at Brant transmission station in the second quarter of 2019.
Schedule changes and delays on some station refurbishments, equipment replacements and wood pole replacements as a result of COVID-19 have delayed transmission in-service additions to later in the year. The Company will continue to make efforts to recover the work plan in the latter part of 2020 with the anticipation of full recovery of work plan in 2021.
Transmission assets placed in-service decreased by $28 million or 13.0% in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 primarily due to similar factors as noted above, partially offset by assets placed in-service in the first quarter of 2020 (High-Voltage Underground Cable replacement in Toronto, Elgin transmission station refurbishment, and Kapuskasing Area Reinforcement Line Upgrade).
Distribution Assets Placed In-Service
Distribution assets placed in-service decreased by $7 million or 6.1% in the second quarter of 2020 compared to the second quarter of 2019 primarily due to the following:
•lower volume of distribution station refurbishment work, work on lines sustainment initiatives, and PCB transformer replacements;
•lower spend on wood pole replacements; and

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

•higher volume of assets placed in-service for the information technology projects in the prior year, partially offset by
•higher volume of emergency power and storm restoration work.
Distribution assets placed in-service during the six months ended June 30, 2020 were comparable to the prior year. Impacts noted above were offset by higher volume of new customer connections in the current year.
Capital Investments
The following table presents Hydro One’s capital investments during the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2020	2019	Change	2020	2019	Change
Transmission
Sustaining	176	208	(15.4%)	353	382	(7.6%)
Development	53	30	76.7%	100	49	104.1%
Other	22	4	450.0%	34	17	100.0%
	251	242	3.7%	487	448	8.7%
Distribution
Sustaining	78	64	21.9%	144	110	30.9%
Development	79	53	49.1%	139	97	43.3%
Other	20	9	122.2%	29	22	31.8%
	177	126	40.5%	312	229	36.2%

Other	1	2	(50.0%)	2	4	(50.0%)
Total capital investments	429	370	15.9%	801	681	17.6%
Transmission Capital Investments
Transmission capital investments increased by $9 million or 3.7% in the second quarter of 2020 compared to the second quarter of 2019. Principal impacts on the levels of capital investments included:
•higher investments in multi-year development projects, including the new Lakeshore switching station project and the East-West Tie Station Expansion project;
•investment in the new Ontario grid control centre in the City of Orillia;
•lower volume of overhead line refurbishments and replacements; and
•volume of station refurbishments and replacements.
Transmission capital investments increased by $39 million or 8.7% in the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily due to similar factors as noted above.
Distribution Capital Investments
Distribution capital investments increased by $51 million or 40.5% in the second quarter of 2020 compared to the second quarter of 2019. Principal impacts on the levels of capital investments included:
•higher investments in system capability reinforcement projects due to investments in distribution system connections and in distribution modernization initiatives;
•higher volume of storm-related asset replacements and emergency power restoration work;
•investment in the new Ontario grid control centre in the City of Orillia;
•higher volume of new customer connections; and
•investment in the new Woodstock Operation Center.
Distribution capital investments increased by $83 million or 36.2% in the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily due to similar factors as noted above, as well as investment in the Customer Contact Centre Technology Modernization project, and higher spend of wood pole replacements.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at June 30, 2020:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2021	24	2
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2022[1]	157	105
Waasigan Transmission Line	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024	69[2]	5
Leamington Area Transmission Reinforcement[3]	Leamington Southwestern Ontario	New transmission line and stations	2026[3]	525[3]	16

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2021	115	113
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2021	146	139
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	82
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	146	14
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	86
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	116	56
1 The majority of the East-West Tie Station Expansion project is expected to be placed in-service in 2021, enabling the connection and energization of the new East-West Tie transmission line. Additional work to complete the upgrades is expected to be placed in-service in 2022.
2 The costs of the Waasigan Transmission Line project relate to the development phase.
3 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Leamington and associated transmission stations and connections. The project is currently in the development stage and as such the estimated cost is subject to change. The anticipated in-service dates for the line and stations are between 2022 and 2026.
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework. As a result of the COVID-19 pandemic, the Company prioritized essential and high priority work and temporarily deferred other projects earlier in the quarter to ensure the safety of its field staff. See section "Other Developments - COVID-19" for additional information about the impacts of COVID-19 on Hydro One's operations during the first half of 2020.
The 2020 through 2022 transmission capital investment estimates differ from the prior year disclosures, reflecting the OEB's decision on Hydro One Networks' 2020-2022 rate application. See section "Regulation" for further details on the OEB's decision. The 2020 through 2024 distribution capital investments estimates have also been updated to include capital investments for the Peterborough distribution business that was acquired by Hydro One on August 1, 2020. See section "Other Developments - Acquisition of Peterborough Distribution" for further details on the acquisition. The projections and the timing of the transmission and distribution expenditures in 2023 and 2024 are subject to approval by the OEB.
The following table summarizes Hydro One’s annual projected capital investments for 2020 to 2024, by business segment:

(millions of dollars)	2020	2021	2022	2023	2024
Transmission	1,112	1,181	1,139	1,382	1,380
Distribution	692	674	637	739	756
Other	34	14	16	14	10
Total capital investments[1]	1,838	1,869	1,792	2,135	2,146
1 Total capital investments for years 2020-2021 include $143 million related to a new Ontario grid control centre with an anticipated in-service date of 2021.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

The following table summarizes Hydro One’s annual projected capital investments for 2020 to 2024, by category:

(millions of dollars)	2020	2021	2022	2023	2024
Sustainment	1,150	1,208	1,266	1,548	1,554
Development	425	461	362	439	459
Other[1]	263	200	164	148	133
Total capital investments[2]	1,838	1,869	1,792	2,135	2,146
1 “Other” capital expenditures consist of special projects, such as those relating to IT.
2 Total capital investments for years 2020-2021 include $143 million related to a new Ontario grid control centre with an anticipated in-service date of 2021.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended June 30			Six months ended June 30
(millions of dollars)	2020	2019	2020	2019
Cash provided by operating activities	375	297	923	415
Cash provided by (used in) financing activities	(961)	91	(132)	(198)
Cash used in investing activities	(419)	(357)	(784)	(665)
Increase (decrease) in cash and cash equivalents	(1,005)	31	7	(448)
Cash provided by operating activities
Cash from operating activities for the second quarter of 2020 increased by $78 million compared to the second quarter of 2019. The increase was impacted by various factors, including the following:
•higher earnings in the second quarter of 2020; and
•lower non-energy receivables, partially offset by
•changes in regulatory accounts; and
•higher rebates from Independent Electricity System Operator (IESO) in the prior year related to embedded generation energy purchases.
Cash from operating activities increased by $508 million during the six months ended June 30, 2020 compared to the same period in 2019. The increase was impacted by various factors, including the following:
•changes in regulatory accounts;
•higher earnings in 2020 on a year-to-date basis, including the impact of Merger-related costs incurred in the prior year;
•lower non-energy receivables; and
•higher payments received from the IESO during 2020 associated with unbilled Fair Hydro Plan credits as a result of a change in the settlement process with the IESO effective February 2020.
Cash provided by (used in) financing activities
Sources of cash
•The Company issued $1,100 million of long-term debt in the six months ended June 30, 2020, all in the first quarter of 2020, compared to $1,500 million long-term debt issued in the second quarter of 2019.
•The Company received proceeds of $860 million and $2,145 million from the issuance of short-term notes in the three and six months ended June 30, 2020, respectively, compared to $482 million and $2,592 million received in the same periods last year.
Uses of cash
•The Company repaid $1,013 million and $2,428 million of short-term notes in the three and six months ended June 30, 2020, respectively, compared to $1,734 million and $3,246 million repaid in the same periods last year.
•The Company repaid $652 million of long-term debt in the six months ended June 30, 2020, all in the second quarter of 2020, compared to $1 million and $229 million of long-term debt repaid in the three and six months ended June 30, 2019, respectively.
•In the six months ended June 30, 2019, the Company redeemed $513 million convertible debentures.
•Dividends paid in the three and six months ended June 30, 2020 were $156 million and $305 million, respectively, consisting of $152 million and $296 million of common share dividends and $4 million and $9 million of preferred share dividends, respectively. In comparison, dividends of $149 million and $291 million were paid in the same periods last year, consisting of $145 million and $282 million of common share dividends and $4 million and $9 million of preferred share dividends, respectively.

8

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

Cash used in investing activities
Capital expenditures were $56 million and $113 million higher in the second quarter of 2020 and year-to-date 2020, respectively. Please see section "Capital Investments" for comparability of capital investments made by the Company during the three and six months ended June 30, 2020 compared to prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO, Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At June 30, 2020, Hydro One Inc. had $860 million in commercial paper borrowings outstanding, compared to $1,143 million outstanding at December 31, 2019. The interest rates on the commercial paper borrowings outstanding at June 30, 2020 ranged from 0.24% to 1.00%. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with total availability of $2,550 million. At June 30, 2020 and December 31, 2019, no amounts were drawn on the Operating Credit Facilities. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of FFO are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements. See section "Other Developments - COVID-19" for additional information of the impact of COVID-19 on the Company's operations.
At June 30, 2020, the Company had long-term debt outstanding in the principal amount of $11,934 million, which included $11,795 million of long-term debt issued by Hydro One Inc. and long-term debt in the principal amount of $139 million issued by HOSSM. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium Term Note (MTN) Program. The long-term debt consists of notes and debentures that mature between 2021 and 2064, and at June 30, 2020, had a weighted-average term to maturity of approximately 15.8 years and a weighted-average coupon rate of 4.1%. In April 2020, Hydro One Inc. filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At June 30, 2020, $4,000 million remained available for issuance under this MTN Program prospectus.
On June 18, 2018, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $4,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on July 18, 2020. The Company plans to file a new Universal Base Shelf Prospectus in the third quarter of 2020. On November 23, 2018, Hydro One Holdings Limited (HOHL), an indirect wholly-owned subsidiary of Hydro One, filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US for the purpose of, but not limited to, funding a portion of the cash purchase price of the Merger. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, during the 25-month period ending on December 23, 2020. At June 30, 2020, no securities have been issued under the Universal Base Shelf Prospectus or the US Debt Shelf Prospectus.
Compliance
At June 30, 2020, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

9

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at June 30, 2020 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	11,934	803	736	1,450	8,945
Long-term debt - interest payments	8,373	487	921	867	6,098
Short-term notes payable	860	860	—	—	—
Pension contributions[1]	289	65	128	96	—
Environmental and asset retirement obligations	160	35	57	33	35
Outsourcing and other agreements	161	110	22	16	13
Lease obligations	92	14	25	21	32
Long-term software/meter agreement	23	17	3	3	—
Total contractual obligations	21,892	2,391	1,892	2,486	15,123

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,550	—	—	2,550	—
Letters of credit[2]	187	187	—	—	—
Guarantees[3,4]	433	433	—	—	—
Total other commercial commitments	3,170	620	—	2,550	—
1 Contributions to the Hydro One Pension Fund are generally made one month in arrears. Company and employee contributions to the pension plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2018 and filed on September 30, 2019.
2 Letters of credit consist of $179 million in letters of credit related to retirement compensation arrangements, $4 million in letters of credit to satisfy debt service reserve requirements, a $1 million letter of credit provided to the IESO for prudential support, and $3 million in letters of credit for various operating purposes.
3 Guarantees consist of $325 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees totalling $7 million provided by Hydro One to the Minister of Natural Resources relating to Ontario Charging Network LP (OCN LP) (OCN Guarantee). Ontario Power Generation Inc. (OPG) has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.
4 Guarantees also include Hydro One's commitment to pay $101 million to the City of Peterborough for the purchase of business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution) on August 1, 2020. Closing adjustments are currently not determinable and are expected to occur approximately 120 days after completion of the acquisition and have been guaranteed by Hydro One. See section "Other Developments - Peterborough Distribution Acquisition" for additional information.
SHARE CAPITAL
The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At August 10, 2020, Hydro One had 597,557,787 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. The Company has two series of preferred shares authorized for issuance: the Series 1 preferred shares and Series 2 preferred shares. At August 10, 2020, the Company had 16,720,000 Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.
The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and the Long-term Incentive Plan (LTIP) were vested and exercised as at August 10, 2020 was 3,610,315.
REGULATION
The OEB approves both the revenue requirements and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.

10

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

The following table summarizes the status of Hydro One’s major regulatory proceedings with the OEB:

Application	Years	Type	Status

Electricity Rates
Hydro One Networks	2020-2022	Transmission – Custom	OEB decision received
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision received
B2M LP	2020-2024	Transmission – Revenue Cap	OEB decision received
HOSSM	2017-2026	Transmission – Revenue Cap	OEB decision received
NRLP	2020-2024	Transmission – Revenue Cap	OEB decision received

Mergers Acquisitions Amalgamations and Divestitures (MAAD)
Peterborough Distribution	n/a	Acquisition	OEB decision received
Orillia Power	n/a	Acquisition	OEB decision received
The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base Allowed (A) or Forecast (F)	Rate Application Status	Rate Order Status

Transmission
Hydro One Networks	2020	8.52% (A)	$12,360 million (A)	Approved in April 2020	Approved in July 2020[1]
	2021	8.52% (A)	$12,927 million (A)	Approved in April 2020	To be filed in 2020
	2022	8.52% (A)	$13,641 million (A)	Approved in April 2020	To be filed in 2021

B2M LP	2020-2024	8.52% (A)	$490 million (A)	Approved in January 2020	Approved in February 2020

HOSSM	2017-2026	9.19% (A)	$218 million (A)	Approved in October 2016	Approved in December 2019[2]

NRLP	2020-2024	8.52% (A)	$120 million (A)	Approved in April 2020	Approved in June 2020

Distribution
Hydro One Networks	2020	9.00% (A)	$8,175 million (A)	Approved in March 2019	Approved in December 2019
	2021	9.00% (A)	$8,517 million (A)	Approved in March 2019	To be filed in 2020
	2022	9.00% (A)	$8,813 million (A)	Approved in March 2019	To be filed in 2021
1 On July 16, 2020, the OEB issued its final rate order for the 2020-2022 transmission rates.
2 In October 2016, the OEB approved the 2017-2026 revenue requirements. In December 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020.
Electricity Rates Applications
Hydro One Networks - Transmission
Deferred Tax Asset
On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission revenue requirements (Original Decision), with 2017 rates effective January 1, 2017.
In its Original Decision, the OEB concluded that the net deferred tax asset resulting from Hydro One's transition from the payments in lieu of tax regime under the Electricity Act, 1998 (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a motion to review and vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Original Decision relating to the deferred tax asset to an OEB panel for reconsideration.
On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. As a result, as at December 31, 2018, the Company recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. After recognition of the related $314 million deferred tax asset, the Company recorded an

11

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

$867 million one-time decrease in net income as a reversal of revenues of $68 million, and charge to deferred tax expense of $799 million, which is expected to result in an annual decrease to FFO in the range of $50 million to $60 million in the near term, and this range will decline over time.
Notwithstanding the recognition of the effects of the DTA Decision in the 2018 financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's DTA Decision. The appeal was heard on November 21, 2019. On March 31, 2020, an additional submission was filed to make submissions regarding the Supreme Court of Canada’s December 2019 decision in the Canada (Minister of Citizenship and Immigration) v. Vavilov, 2019 SCC 65 case. That decision substantially revises administrative law principles.
On July 16, 2020, the Ontario Divisional Court rendered its decision on the Company's appeal of the OEB's DTA Decision. In its decision, the Ontario Divisional Court set aside the OEB's DTA Decision. The Ontario Divisional Court found that the OEB’s DTA Decision was incorrect in law because the OEB had failed to apply the correct legal test. In its decision, the Ontario Divisional Court agreed with the submissions of Hydro One that the deferred tax asset should be allocated to shareholders in its entirety. However, the Ontario Divisional Court concluded that it does not have jurisdiction to substitute its own decision for that of the OEB and, with clear directions as to what the OEB’s decision must be, ordered that the matter be returned to the OEB.
The OEB did not file a notice for leave to appeal the ODC Decision to the Ontario Court of Appeal by the required deadline of July 31, 2020. As such, Hydro One believes it is probable that a final decision will be issued consistent with the specific guidance in the ODC Decision. As a result, the ODC Decision has been determined to be a subsequent event that requires adjustment in the consolidated financial statements as at and for the three and six months ended June 30, 2020.
The Company has recorded a reversal of the previously recognized impairment charge of Hydro One Networks' distribution and transmission deferred income tax regulatory asset, including the cumulative amounts shared with ratepayers to-date by Hydro One Networks' distribution and transmission segments of $58 million and $118 million, respectively. This has resulted in the recognition of deferred income tax regulatory assets of $504 million and $673 million, respectively, and associated deferred income tax liability of $310 million. The Company has recorded an increase in net income of $867 million as deferred income tax recovery.
The recognition of the regulatory asset related to DTA amounts shared with ratepayers that arose from the ODC Decision has no impact on the Company's forecast effective tax rates, as this will be dependent on the timing of the OEB's final decision and related recovery of the regulatory asset.
2020-2022 Transmission Rates
On March 21, 2019, Hydro One Networks filed a three-year Custom Incentive Rate application with the OEB for 2020-2022 transmission rates. On June 19, 2019, Hydro One filed updates to the application reflecting recent financial results and other adjustments. The hearing began on October 21, 2019, and concluded on November 4, 2019. On December 10, 2019, the OEB approved Hydro One Networks' 2019 transmission revenue requirement and charges as interim effective January 1, 2020 until the new transmission revenue requirement and charges are approved by the OEB. On April 23, 2020, the OEB rendered its decision on the 2020-2022 transmission rate application (2020-2022 Transmission Decision).
On July 16, 2020, the OEB issued its final rate order reducing the proposed capital expenditures by $400 million and approving a revenue requirement of $1,586 million, $1,657 million and $1,729 million for 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued its decision for Uniform Transmission Rates (UTRs). The 2020 UTRs that were put in place on an interim basis on January 1, 2020 will continue for the remainder of 2020 in light of the COVID-19 pandemic. A future decision by the OEB will set the 2021 UTRs and determine the period over which the foregone revenue will be collected.
Hydro One Networks - Distribution
On March 31, 2017, Hydro One Networks filed a custom application with the OEB for 2018-2022 distribution rates under the OEB’s incentive-based regulatory framework (2018-2022 Distribution Application), which was subsequently updated on June 7 and December 21, 2017. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels.
On March 7, 2019, the OEB rendered its decision on the 2018-2022 Distribution Application (2018-2022 Distribution Decision). In accordance with the 2018-2022 Distribution Decision, as well as the DTA Decision as noted above in “Hydro One Networks - Transmission”, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements, which include impacts of both the 2018-2022 Distribution Decision and the DTA Decision.
Hydro One Remote Communities
On November 15, 2019, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2019 base rates. On April 16, 2020, the OEB approved the requested increase for new rates effective May 1, 2020, while the implementation of these rates will be deferred to November 1, 2020 due to COVID-19. The deferred implementation has no impact on net income as this deferred income is expected to be recovered in customer rates in the future.

12

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

Hydro One Remote Communities is fully financed by debt and is operated as a break-even entity with no ROE.
NRLP
On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. On December 19, 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020.
On February 12, 2020, all parties reached a full settlement agreement on all issues, accepting the 2020 base costs and the 2019 incurred costs as presented. The settlement included a 50% reduction to the inflation component and a 0.6% capital adjustment factor to account for a lowering rate base value. On March 6, 2020, the settlement agreement was filed for the OEB's approval, and on April 9, 2020, the OEB approved the settlement agreement.
HOSSM
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB MAAD decision dated October 13, 2016. In July 2018, HOSSM filed a 2019 application to allow for inflationary increase (revenue cap escalator index) to its previously approved revenue requirement. The revenue cap escalator index is designed to add inflationary increases to the revenue requirement on an annual basis. On June 20, 2019, the OEB approved the revenue cap escalator index at 1.1% (net) which was applied to HOSSM's base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019-2026 revenue cap framework.
On December 17, 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020. The OEB approved a 1.5% revenue cap increase effective January 1, 2020.
B2M LP
On July 31, 2019, B2M LP filed a transmission rate application for 2020-2024. A settlement agreement was reached on December 9, 2019. The settlement accepted all of B2M LP’s cost submissions, including additional reliability reporting and a capital adjustment (reduction) factor of 0.6% to account for the decreasing rate base value. On January 16, 2020, the OEB approved the settlement agreement, including a 2020 base revenue requirement of $33 million (updated for lower ROE and interest rates), and a revenue cap escalator index for 2021 to 2024.
MAAD Applications
Peterborough Distribution MAAD Application
On April 30, 2020, the OEB issued its decision approving Hydro One’s application to acquire the business and distribution assets of Peterborough Distribution, from the City of Peterborough. See section “Other Developments” for additional information.
Orillia Power MAAD Application
On April 30, 2020, the OEB issued its decision approving Hydro One’s application to acquire Orillia Power Distribution Corporation from the City of Orillia. The transaction is expected to close in the third quarter of 2020.
OTHER DEVELOPMENTS
COVID-19
Throughout the COVID-19 pandemic, the Company's decisions and actions have been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers. While Hydro One continues to operate under its business continuity plan and has almost all office and administrative staff working remotely, the Company has implemented enhanced safety measures for all field staff.
In conjunction with evolving federal, provincial and local government protocols and guidance, the Company has continued to adapt its operating procedures to ensure continued employee, customer and public safety. These enhanced safety measures included personal protective equipment, social distancing and enhanced hygiene practices.
On April 27, 2020, the Premier of Ontario released a framework for re-opening businesses, services, and public spaces in Ontario through gradual stages, and on June 12, 2020, certain regions of Ontario were permitted to begin a gradual and staged approach to re-opening the Ontario economy.
Following the guidance of the Province of Ontario (Province) and public health experts in April, Hydro One developed its own pandemic recovery plan, which consists of a similar gradual and staged approach to returning its employees to work that has allowed for the gradual ramp-up of work crews. After focusing on high priority and essential work earlier in the quarter, the Company has returned almost all of its field crews to work after taking a measured approach to advancing the work on deferred capital and operating work programs, where it is safe to do so.
As part of the Company's continued commitment to customers, Hydro One has extended a number of the customer relief measures implemented at the outset of the pandemic to assist customers impacted by COVID-19. These measures included (i)

13

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

the Pandemic Relief Fund, (ii) financial assistance and increased payment flexibility, (iii) extending the Winter Relief program, and (iv) the temporary suspension of late fees.
In addition to the above impact on the Company's operations, the COVID-19 pandemic had the following impact on Hydro One’s financial results for the three and six months ended June 30, 2020:
•While electricity consumption and demand can be impacted by numerous variables, it is difficult to determine the exact impact that the COVID-19 pandemic has had on peak demand and customer consumption over this period with any level of precision.
•The temporary deferral of operating and capital work during the period resulted in the recognition of costs associated with the stand-down and stranded labour costs of the Company's casual workforce.
•The pandemic has resulted in the prolonged temporary closures of businesses across Ontario, and therefore impacted employment rates locally. As a result, the Company has recorded an incremental allowance for doubtful accounts as of June 30, 2020. While there have been no significant permanent losses incurred to date, management does believe that there remains increased risk associated with the ultimate collection of billed energy consumption. In accordance with OEB accounting guidance noted below, the Company has recorded a regulatory asset for the recovery of these costs in the future.
•Lost revenues associated with the ongoing customer relief efforts noted above are immaterial.
•The COVID-19 pandemic resulted in no significant impacts on the Company's critical accounting estimates and judgments.
The Company continues to track incremental costs and lost revenues related to the COVID-19 pandemic in accordance with OEB guidance issued on March 25, 2020. These accounts track (i) Billing and System Changes as a result of the Emergency Order Regarding TOU Pricing, (ii) Lost Revenues Arising from the COVID-19 Emergency, and (iii) Other Incremental Costs, including costs relating to bad debt expenses. As of June 30, 2020, the Company is tracking approximately $46 million in these accounts, including $14 million related to incremental bad debts. The Company has held several discussions with the OEB, industry peers and governmental agencies, and while amounts recorded in each of these accounts will be subject to a prudency review by the OEB, the Company believes that costs relating to bad debt expenses will be recovered from ratepayers at some point in the future and as such have been recorded as a regulatory asset.
In May 2020, the OEB commenced a consultation on the COVID-19 emergency deferral accounts to assist in its development of new accounting guidance related to the accounts, and intends to outline the timing and process for their disposition. This consultation process has been delayed at the direction of the OEB, and further steps for the consultation will be determined and provided in due course.
Looking ahead, it is very difficult to determine or estimate the exact impacts of COVID-19 on Hydro One's operations as they will be largely dependent on the duration of the pandemic and severity of the measures implemented to combat this virus. Electricity consumption and demand can be impacted by numerous variables, including weather, changing economic conditions and conservation efforts making it difficult to estimate the impact of COVID-19 with any level of precision. Hydro One has continued to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations.
The COVID-19 pandemic subjects the Company to additional risks and uncertainties. Please see section “Risk Management and Risk Factors - Infectious Disease Risk” for a discussion of the potential impacts of a pandemic such as COVID-19 on Hydro One.
Collective Agreements
The current collective agreement with the Power Workers' Union (PWU) (for classifications other than Customer Service Operations (CSO)) expired on March 31, 2020. The collective agreement with the PWU for CSO was set to expire on September 30, 2019; however, it was extended to allow for bargaining at the same time as the non-CSO agreement. On July 17, 2020, Hydro One and the PWU reached tentative deals for both collective agreements; ratification results are expected in September and October 2020 for the CSO and non-CSO agreements, respectively.
The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA). EPSCA is an employers’ association of which Hydro One is a member. A number of the EPSCA construction collective agreements, which bind Hydro One, expired on April 30, 2020. Ratified five-year renewal collective agreements, covering May 1, 2020 to April 30, 2025, have been reached with fifteen out of the eighteen building trades. EPSCA is currently negotiating with the Teamsters and is in the process of scheduling negotiating dates with the Labourers Transmission and the Labourers Generation.
NRLP
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP. Following this transaction, Hydro One's interest in NRLP was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP.

14

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

Building Transit Faster Act
On February 18, 2020, the Ministry of Transportation introduced Bill 171, to enact the Building Transit Faster Act, 2020 (Transit Act), relating to four priority projects in the Toronto area. The Transit Act was passed on July 8, 2020. The Transit Act poses commitments on utilities, including Hydro One, to relocate infrastructure to allow the timely construction of the transit projects. Metrolinx, the builder of the transit projects, and Hydro One must work together on a notice that agrees to the timing of when the relocation work must be completed. If Hydro One is non-compliant, Metrolinx can file an application with the Ontario Superior Court of Justice, where a judge can either order Hydro One to comply or authorize Metrolinx to carry out the work, or impose a monetary penalty on Hydro One. On July 8, 2020, the Ontario Energy Board Act, 1998 (OEB Act) was accordingly amended to prohibit a utility from recovering the monetary penalty in rates.
Peterborough Distribution Acquisition
In July 2018, Hydro One reached an agreement to acquire the business and distribution assets of Peterborough Distribution, an electricity distribution company located in east central Ontario, from the City of Peterborough, for a cash purchase price of approximately $105 million, plus the funding or assumption of agreed upon liabilities, subject to final closing adjustments. On April 30, 2020, the OEB issued its decision approving Hydro One’s application for the acquisition. The Peterborough Distribution acquisition transaction was completed on August 1, 2020, for $105 million, which was comprised of a payment of $101 million and an initial down payment of $4 million in 2018. The final closing adjustments are expected to occur approximately 120 days after completion of the acquisition and have been guaranteed by Hydro One.
Board of Directors
On July 28, 2020, Hydro One announced that Stacey Mowbray has been appointed to its Board of Directors.
Sustainability Report
The Hydro One 2019 Sustainability Report, when filed, will be available on the Company’s website at www.hydroone.com/sustainability.
NON-GAAP MEASURES
FFO, basic and diluted Adjusted EPS, adjusted net income, revenues, net of purchased power, and distribution revenues, net of purchased power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, FFO provides a consistent measure of the cash generating performance of the Company’s assets.

Three months ended June 30			Six months ended June 30
(millions of dollars)	2020	2019	2020	2019
Net cash from operating activities	375	297	923	415
Changes in non-cash balances related to operations	29	40	(33)	155
Preferred share dividends	(4)	(4)	(9)	(9)
Distributions to noncontrolling interest	—	(2)	(2)	(6)
FFO	400	331	879	555

15

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

Adjusted Net Income and Adjusted EPS
The following adjusted net income, and basic and diluted Adjusted EPS have been calculated by management on a supplementary basis which adjusts net income under US GAAP for income and costs related to the Merger and impacts related to the ODC Decision and the OEB's DTA Decision on Hydro One Networks' distribution and transmission businesses. Adjusted net income and Adjusted EPS are used internally by management to assess the Company’s performance and are considered useful because they exclude the impacts of the Merger as well as the ODC Decision and the OEB's DTA Decision as noted above. Adjusted net income and Adjusted EPS provide users with a comparative basis to evaluate the current ongoing operations of the Company compared to prior year.

Quarter ended (millions of dollars, except number of shares and EPS)	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019

Net income attributable to common shareholders	1,103	225	211	241

Impacts related to ODC Decision on Hydro One Networks' distribution and transmission businesses:
Deferred tax recovery	(867)	—	—	—
ODC Decision on Hydro One Networks' distribution and transmission businesses impacts (after tax)	(867)	—	—	—

Adjusted net income attributable to common shareholders	236	225	211	241

Weighted-average number of shares
Basic	597,551,514	596,983,560	596,670,374	596,605,054
Effect of dilutive stock-based compensation plans	2,423,441	2,663,999	2,564,789	2,420,792
Diluted	599,974,955	599,647,559	599,235,163	599,025,846

Adjusted EPS
Basic	$0.39	$0.38	$0.35	$0.40
Diluted	$0.39	$0.38	$0.35	$0.40

Quarter ended (millions of dollars, except number of shares and EPS)	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018

Net income (loss) attributable to common shareholders	155	171	(705)	194

Impacts related to the Merger:
OM&A - Merger-related costs (before tax)	—	138	6	1
Financing charges - Merger-related costs (before tax)	—	31	14	15
Financing charges - loss (gain) on Foreign-Exchange Contract (before tax)	—	22	—	24
Tax impact	—	(51)	(6)	(7)
Merger-related impacts (after tax)	—	140	14	33

Impacts related to OEB's DTA Decision on Hydro One Networks' distribution and transmission businesses:
Reversal of revenues	—	—	68	—
Deferred tax expense	—	—	799	—
OEB's DTA Decision on Hydro One Networks' distribution and transmission businesses impacts (after tax)	—	—	867	—

Adjusted net income attributable to common shareholders	155	311	176	227

Weighted-average number of shares
Basic	596,503,988	595,961,260	595,882,447	595,882,438
Effect of dilutive stock-based compensation plans	2,442,181	2,354,970	2,122,782	1,968,856
Diluted	598,946,169	598,316,230	598,005,229	597,851,294

Adjusted EPS
Basic	$0.26	$0.52	$0.30	$0.38
Diluted	$0.26	$0.52	$0.29	$0.38

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the distribution segment, as purchased power is fully recovered through revenues.

Quarter ended (millions of dollars)	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018
Revenues	1,670	1,850	1,715	1,593	1,413	1,759	1,491	1,606
Less: Purchased power	808	1,007	914	737	653	807	741	733
Revenues, net of purchased power	862	843	801	856	760	952	750	873

Quarter ended (millions of dollars)	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018
Distribution revenues	1,201	1,439	1,298	1,140	1,029	1,321	1,138	1,103
Less: Purchased power	808	1,007	914	737	653	807	741	733
Distribution revenues, net of purchased power	393	432	384	403	376	514	397	370
RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.3% ownership at June 30, 2020. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. OCN LP is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2020 and 2019:

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2020	2019	2020	2019
Province	Dividends paid	76	72	149	142
IESO	Power purchased	364	259	1,140	809
	Revenues for transmission services	452	370	847	783
	Amounts related to electricity rebates	337	104	770	242
	Distribution revenues related to rural rate protection	61	60	120	118
	Distribution revenues related to the supply of electricity to remote northern communities	9	9	18	18
	Funding received related to CDM programs	8	8	17	23
OPG[1]	Power purchased	1	2	3	5
	Revenues related to provision of services and supply of electricity	2	1	4	3
	Costs related to the purchase of services	—	1	1	1
OEFC	Power purchased from power contracts administered by the OEFC	1	—	1	1
OEB	OEB fees	2	2	4	4
OCN LP2	Investment in OCN LP	2	—	2	2
1 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Other Obligations - Summary of Contractual Obligations and Other Commercial Commitments for details related to the OCN Guarantee.
2 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Chief Risk Officer has accountability for the Company’s Enterprise Risk Management (ERM) program, which assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2019 MD&A. In addition to those risks, the Company is subject to the following additional risk:
Infectious Disease Risk
An outbreak of infectious disease, in the form of an epidemic, a pandemic (such as COVID-19), or a similar public health threat, could materially adversely impact the Company. The extent of any such adverse impact on the Company is uncertain, and may depend on the length and severity of any such infectious disease outbreak, any resultant government regulations, guidelines and actions, and any related adverse changes in general economic and market conditions. Such an outbreak, the resultant government regulations, guidelines and actions, and related adverse changes in general economic and market conditions could impact, in particular: the Company’s operations and workforce, including its ability to complete planned operating and capital work programs within scope and budget; certain financial obligations of the Company, including pension contributions and other

17

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

post-retirement benefits, as a result of changes in prevailing market conditions; the Company’s expected revenues; reductions in overall electricity consumption and load, both short term and long term; overdue accounts and bad debt increases as a result of changes in the ability of the Company’s customers to pay; liquidity and the Company’s ability to raise capital; the Company’s ability to pay or increase dividends; the timing of increased rates; the Company’s ability to recover incremental costs and lost revenues linked to the outbreak; the Company’s ability to file regulatory filings on a timely basis; timing of regulatory decisions and the impacts those decisions may have on the Company or its ability to implement them; and customer and stakeholder needs and expectations.
The Company also faces risks and costs associated with implementation of business continuity plans and modified work conditions, including the risks and costs associated with maintaining or reducing its workforce, making the required resources available to its workforce to enable them to continue essential work, including remotely where possible, and to keep its workforce healthy, as well as risks and costs associated with recovery of normal operations. Furthermore, the Company is dependent on third party providers for certain activities, and relies on a strong international supply chain, which may also be adversely impacted, and which, in turn, could materially adversely impact the Company.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2020, that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2017-04	January 2017	The amendment removes the second step of the current two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	No impact upon adoption
ASU 2018-13	August 2018	Disclosure requirements on fair value measurements in Accounting Standard Codification (ASC) 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	No impact upon adoption
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are not applicable in the adoption of ASC 842.
			January 1, 2020	No impact upon adoption
HYDRO ONE HOLDINGS LIMITED - CONSOLIDATING SUMMARY FINANCIAL INFORMATION
Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary Hydro One Holdings Limited (HOHL) issuable under the short form base shelf prospectus dated November 23, 2018. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information as at June 30, 2020 and December 31, 2019 and for the three and six months ended June 30, 2020 and June 30, 2019 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial

18

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

Three months ended June 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenue	2	2	—	—	1,764	1,445	(96)	(34)	1,670	1,413
Net Income (Loss) Attributable to Common Shareholders	(2)	(4)	—	—	1,207	177	(102)	(18)	1,103	155

Six months ended June 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenue	4	13	—	—	3,725	3,236	(209)	(77)	3,520	3,172
Net Income (Loss) Attributable to Common Shareholders	(4)	(128)	—	(19)	1,515	523	(183)	(50)	1,328	326

As at June 30, 2020 and December 31 2019 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	Jun.2020	Dec.2019	Jun.2020	Dec.2019	Jun.2020	Dec.2019	Jun.2020	Dec.2019	Jun.2020	Dec.2019
Current Assets	92	84	—	—	2,448	2,440	(1,479)	(1,256)	1,061	1,268
Non-Current Assets	3,723	3,979	—	—	42,228	41,188	(18,929)	(19,374)	27,022	25,793
Current Liabilities	452	408	—	—	3,768	3,925	(1,469)	(1,246)	2,751	3,087
Non-Current Liabilities	—	—	—	—	25,797	25,201	(11,351)	(11,096)	14,446	14,105
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting decisions, rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements, including as result of COVID-19; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s derivative instruments; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and completion dates; the potential impact of delays resulting from COVID-19 on the Company’s transmission in-service additions initially planned for 2020; the potential impact of COVID-19 on the Company’s business and operations, including its impact on peak demand and electricity consumption, capital programs, supply chains, costs, allowance for doubtful accounts, foregone revenues, deferral accounts and the likelihood of recovery of certain costs in future rates; the Company’s priorities in its response to COVID-19; contractual obligations and other commercial commitments; expected impacts relating to the deferred tax asset and the OEB’s treatment thereof, including expected adjustments to the Company’s recognition of deferred tax regulatory assets, deferred tax liabilities and net income results; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans and the LTIP; collective agreements and expected ratification dates thereof; the pension plan, future pension contributions, valuations and expected impacts; dividends; the anticipated impacts of the accelerated CCA on Hydro One; non-GAAP measures; risks relating to infectious disease outbreak, such as COVID-19; internal control over financial reporting and disclosure; the MTN Program; the Universal Base Shelf Prospectus the US Debt Shelf Prospectus; and the Company’s acquisitions and mergers, including Orillia Power and closing adjustments payable by Hydro One in connection with its acquisition of Peterborough Distribution. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses;

19

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•a significant expansion in length or severity of the COVID-19 pandemic restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce;
•severity of mitigation measures related to the COVID-19 pandemic;
•delays in completion of and increases in costs of operating and capital projects;
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, the regulatory treatment of the deferred tax asset, the recoverability of total compensation costs or denials of applications;
•risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for Hydro One Inc. and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•risks associated with information system security and maintaining complex information technology (IT) and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions;

20

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2020 and 2019

•risks relating to acquisitions, including the failure to realize anticipated benefits of such transaction at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•the inability to prepare financial statements using US GAAP; and
•the risk related to the impact of new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A and in the section entitled “Risk Management and Risk Factors” in the 2019 MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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